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                         Subsidiaries of the Registrant


     Listed below are the major subsidiaries of the Company, including equity investees, each of which is in the consolidated financial statements of the Company and its Subsidiaries, and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed). Subsidiaries omitted from the list would not, if aggregated, constitute a significant subsidiary:

                                     Jurisdiction of     Securities
Name of Subsidiary                    Incorporation      Ownership

Charleston Television, Inc.            South Carolina       100%
Garden State Newspapers, Inc. (a)      Delaware              40%
Garden State Paper Company, Inc.       Virginia             100%
Jacksonville Television, Inc.          Florida              100%
Media General Cable of Fairfax
  County, Inc.                         Virginia             100%
Piedmont Publishing Company, Inc.      North Carolina       100%
Richmond Newspapers, Inc.              Virginia             100%
Tampa Television, Inc.                 Florida              100%
The Tribune Company                    Florida              100%
Virginia Paper Manufacturing Corp.     Virginia             100%
  Southeast Paper Manufacturing Co.
     (Partnership)                     Georgia            33.33%





(a) Prior to 1992, the Company consistently followed the policy of recording its share of Garden State Newspapers' (GSN) net income or loss before its investment in GSN was reduced to zero in 1991. The Company has not recognized any equity in GSN's, 1992 net income, nor has it since, because it is unlikely it will realize any dividends or cash distributions from GSN operations.